Mail Stop 3561

October 15, 2008

Mr. James W. Knapp, Chief Financial Officer
Spartan Motors, Inc.
1000 Reynolds Road
Charlotte, Michigan 48813

   Re: Spartan Motors, Inc.
      Form 10-K for the year ended December 31, 2007
      Filed March 14, 2008
      File No. 001-33582

Dear Mr. Knapp:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Linda Cvrkel
       Branch Chief